[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

140 Scott Drive
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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 054663-0010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan, Special Counsel

Johnny Gharib, Staff Attorney

John Krug, Staff Attorney

Sharon Blume, Assistant Chief Accountant

Christine Torney, Staff Accountant

FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83

Re:	Aimmune Therapeutics, Inc. Stock-Based Compensation Registration Statement on Form S-1 (File No. 333-205501)

Ladies and Gentlemen:

On behalf of Aimmune Therapeutics, Inc. (the “Company” or “Aimmune”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on July 6, 2015.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

July 22, 2015

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” (the “MD&A”) and appears on pages 66 through 67 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors and reflecting the input from the lead underwriters for its initial public offering, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company might affect prior to the Commission’s declaration of effectiveness of the Registration Statement. The Company is currently anticipating implementing an approximate 1 to [***] forward stock split, which would result in a post-split Preliminary IPO Price Range of $14.00 to $16.00 per share, with a midpoint of $15.00 per share. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

As set forth in the MD&A on page 66 of the Registration Statement, the Company recorded stock-based compensation expense related to options granted of $0.1 million in each of the years ended December 31, 2013 and 2014, and $16,000 and $26,000 for the three months ended March 31, 2014 and 2015, respectively. On a percentage basis, the recorded stock-based compensation expense for the year ended December 31, 2014 and three months ended March 31, 2015 represents 0.89% and 0.75% of total net loss for those periods, respectively.

STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes

Option Grant Dates	Number of Shares Underlying Options	Exercise Price Per Share	Fair Value –Financial Reporting Purposes
September 30, 2014	1,241,975	$0.19		$0.19
April 17, 2015	454,357	$3.98		$3.98
May 13, 2015	963,357	$3.98		$7.17
May 18, 2015	624,982	$3.98		$7.17
July 9, 2015	262,463	$8.28	~$	[***]
July 20, 2015	145,947	$8.28	~$	[***]

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

July 22, 2015

ANTICIPATED ACTIONS

The Company currently anticipates that the final Preliminary IPO Price Range (and related forward stock split) will be finalized and approved by the Company’s Board of Directors on or about July 25, 2015. Based on the anticipated Preliminary IPO Price Range discussed at a meeting of the Board of Directors on July 20, 2015 and the proximity to the Company’s IPO, the Company has determined to utilize the midpoint of the final Preliminary IPO Price Range as the fair value of its common stock for purposes of recording stock-based compensation expense with respect to the stock option grants occurring on July 9, 2015 and July 20, 2015 as noted above.

Based on the anticipated actions described above, the remainder of this letter will outline the Company’s historical fair value determination practice and methodologies, as well as provide an explanation as between the difference between the Preliminary Assumed IPO Price and the fair value determination with respect to the option awards granted in May 2015.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants 2013 Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

As described in greater detail in the MD&A, the Company has applied the probability-weighted expected return method (“PWERM”). The Company elected to utilize the PWERM method as estimates regarding potential outcomes were considered reasonable. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date. Under the PWERM valuation method, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, and then discounted to reflect common stock ownership in an enterprise that is based on entrepreneurs instead of investors.

On April 27, 2015, the Company held an organizational meeting relating to a proposed IPO. In connection with preparing for a proposed IPO and the preparation of the Company’s financial statements to be included in the prospectus, the Company completed a valuation of its common stock as of May 18, 2015 (the “May 2015 Valuation”).

July 22, 2015

The estimated fair value as of May 18, 2015 was derived based on five potential future liquidity events under the PWERM method:

(i) an initial public offering to occur on or around the time of commencing the Company’s Phase 3 clinical trial for its lead product candidate at a high valuation (the “High IPO”);

(ii) an initial public offering to occur on or around the time of commencing the Company’s Phase 3 clinical trial for its lead product candidate at a valuation of approximately 60% of the High IPO valuation (the “Low IPO”);

(iii) a structured acquisition of the Company following receipt of its Phase 3 clinical data at a high valuation (the “High M&A”);

(iv) a structured acquisition following receipt of its Phase 3 clinical data at a low valuation (the “Low M&A”); and

(v) a technology sale by September 2017 (“Technology Sale”).

For each of these potential future liquidity events, the Company estimated an equity value, an equity value per share discounted to reflect common stock ownership and, ultimately, a present value of such per share equity value. A probability weighting of the applicable liquidity event was applied and resulted in the estimated fair value per share.

The following table sets forth the results of the PWERM method analysis that was utilized in the May 2015 valuation and subsequently used by the Company to determine the resulting Estimated Equity Fair Value Per Share (in millions, except per share data):

PWERM METHOD	High IPO		Low IPO		High M&A		Low M&A		Technology Sale
Equity Value at Exit Event to existing stockholders	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Equity Value per share of Common Stock (prior to Discount factor)	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Discount factor		.79		.79		.18		.18		—
Equity Value Per Share	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Probability weighting		20%		45%		10%		10%		15%
Weighted Fair Value Per Share	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Estimated Equity Fair Value Per Share		$7.17

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

July 22, 2015

Prior to the May Valuation, the Company utilized a similar methodology with respect to a valuation of its common stock as of February 28, 2015 (the “February Valuation”). However, the February Valuation included a sixth scenario of dissolution on the basis that it was not known at that time whether the Company’s Phase 2 trial results would support continuing to move forward with the Company’s lead, and only, clinical product candidate. As of May 18, 2015, the results of the Company’s Phase 2 trial supported moving forward with the development of the product candidate, and, as such, the dissolution scenario was removed in the May Valuation.

REASSESSMENT OF FAIR VALUE IN CONNECTION WITH PREPARATION OF FINANCIAL STATEMENTS

As of February 28, 2015, the Company determined the fair value of its common stock to be $3.98 per share. As of May 18, 2015, the Company determined the fair value of its common stock to be $7.17 per share. These determinations were based in part on third-party valuations conducted utilizing the PWERM method and noting the following developments since the February 28, 2015 valuation date: (i) the probability of an initial public offering increased from 55% at February 28, 2015 to 65% at May 18, 2015 as a result of the authorization of preparations for an initial public offering by the Board of Directors in April 2015 and (ii) an organizational meeting to begin the initial public offering process being held on April 27, 2015.

In connection with completing the May 2015 Valuation, the Company reexamined the estimated fair value of its common stock associated with stock option grants on May 13, 2015 and May 18, 2015 for financial reporting purposes. For this purpose, the Company determined that, in retrospect, the May 2015 Valuation of $7.17 per share provided a closer approximation to the fair value of the Company’s common stock as the likelihood of an IPO increased. As a result, the Company utilized the May 2015 Valuation for purposes of calculating stock-based compensation expense for financial reporting purposes for the May 13, 2015 and May 18, 2015 stock option awards.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATION

On July 9, 2015 and July 20, 2015, the Company determined the fair value of its common stock to be $8.28 per share. This determination was based in part on a third-party valuation conducted as of July 6, 2015 (the “July 2015 Valuation”) utilizing the PWERM method, which noted the following developments since the May 18, 2015 valuation date: (i) the probability of an initial public offering increased from 65% at May 18, 2015 to 70% at July 6, 2015 as a result of public filing of the Company’s S-1 for an initial public offering on July 6, 2015.

The following table sets forth the results of the PWERM method analysis that was utilized in the July 6, 2015 valuation and subsequently used by the Company to determine the Estimated Equity Fair Value Per Share as of July 6, 2015 (in millions, except per share data):

PWERM METHOD	High IPO		Low IPO		High M&A		Low M&A		Technology Sale
Equity Value at Exit Event to existing stockholders	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Equity Value per share of Common Stock (prior to Discount factor)	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Discount factor		0.86		0.86		0.25		0.25		—
Equity Value Per Share	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Probability weighting		20%		50%		10%		10%		10%
Weighted Fair Value Per Share	$	[***]	$	[***]	$	[***]	$	[***]	$	[***]
Estimated Equity Fair Value Per Share		$8.28

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

July 22, 2015

As noted above under “Anticipated Actions”, on July 20, 2015 (following the approval of the stock option grants) at a meeting of the Board of Directors, the Company and the lead underwriters for the Company’s IPO discussed the anticipated Preliminary IPO Price Range. Following such discussion, the Company has determined to utilize the midpoint of the final Preliminary IPO Price Range as the fair value of its common stock for purposes of recording stock-based compensation expense with respect to the stock option grants on July 9, 2015 and July 20, 2015.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the anticipated Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The foregoing prices per share do not reflect any stock split that the Company might affect prior to the Company’s IPO.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

The Company notes that, as is typical in initial public offerings, the estimated Preliminary IPO Price Range was not derived using a formal valuation of fair value, but was determined by discussion between the Company and the underwriters. The Company believes

[***] CERTAIN INFORMATION IN THIS DOCUMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTION.

July 22, 2015

the difference between the Preliminary IPO Price Range and the earlier valuation reports primarily results from consideration of a number of factors. First, the valuation methodology used by the underwriters is based on quantitative and qualitative factors, which differ from the methodologies of the Company’s valuation specialists for the valuation reports. Additionally, the underwriters necessarily assume that an IPO has occurred and an active an liquid market for the stock has developed and, as such, the underwriters do not utilize any discounts for lack of marketability or probabilities for alternative outcome scenarios. Next, as between May 2015 and July 2015, the Company’s clinical investigators presented the full clinical data from the Company’s Phase 2 trial of its lead product candidate at the European Academy of Allergy and Clinical Immunology (EAACI) Congress in June 2015. This presentation was well received and validated the Company’s immunology approach to desensitization. Next, at the meeting of the Board of Directors on July 20, 2015, the Company received positive feedback from its underwriters that the Company’s “test the waters” meetings indicating that there is anticipated to be significant demand for the Company’s common stock. In addition, the increase in the valuation was supported by recent changes in the stock price of the Company’s closet comparable peer company, DBV Technologies, Inc. (“DBVT”), which saw a stock price increase from $32.32 per share on July 9, 2015 to $41.72 per share on July 20, 2015, representing an increase of 29.2%. On July 15, 2015, DBVT announced the pricing of an underwritten secondary public offering of common stock at a price of $34.00 per share which closed on July 20, 2015 and raised $281.5 million in gross proceeds and included the underwriters’ exercise of their overallotment option in full.

CONCLUSION

In light of the Company’s determination to utilize the midpoint of the final Preliminary IPO Price Range as the fair value of its common stock for purposes of recording stock-based compensation expense with respect to the stock option grants occurring prior to the IPO in the third quarter of 2015 and to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to the May 2015 stock option grants, the Company believes that the deemed per share fair values used as the basis for determining the reassessed stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

* * *

July 22, 2015

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Stephen G. Dilly, M.B.B.S., Ph.D. Aimmune Therapeutics, Inc.
Warren L. DeSouza, Aimmune Therapeutics, Inc.
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP
Stephen P. Salmon, Esq., Davis Polk & Wardwell LLP